1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.119

Canopy Growth completes three year supply agreement with the Société des alcools du Québec

April 11, 2018

Smiths Falls — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) today announced that it has completed a three year supply agreement with the Société des alcools du Québec (“SAQ”) for 12,000 kgs of high-quality cannabis products.

Securing this long term agreement marks another important step in preparing for a legal recreational market in the province of Quebec, and builds upon the letter of intent signed in early February of this year.

“This agreement is an exciting next step in delivering a wide range of our safe, high-quality products to consumers across the province,” said Mark Zekulin, President, Canopy Growth. “Quebec is home for Canopy Growth and we’re proud to be advancing this long term partnership to develop the Québec market.”

Canopy Growth has well-established presence in the province of Québec through its wholly- owned subsidiary Vert Cannabis in Saint Lucien and Vert Mirabel, a company recently formed with Canopy Rivers and Les Serres Stéphane Bertrand Inc., a large-scale greenhouse operator in Mirabel. The 700,000 sq. ft. greenhouse at Vert Mirabel is currently being retrofitted and optimized for cannabis production.

The supply agreement is conditional upon the federal and provincial governments adopting the necessary regulatory framework.

This agreement is a milestone of significance for the Canadian cannabis industry as a whole and accordingly, congratulations are in order for other licensed producers who have completed their first agreements with the SAQ, marking a truly historic day for the sector.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare professionals, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.